Exhibit 12

First Midwest Bancorp, Inc.

Ratio of Earnings to Fixed Charges (1)

(Dollar Amounts in Thousands)

	Years ended December 31,
	2005	2004	2003	2002	2001
Ratio 1- Including Interest on Deposits
Earnings available for fixed charges:
Income from continuing operations	$101,377	$99,136	$92,778	$90,150	$82,138
Add:
Income tax provision	34,452	32,848	30,889	32,133	26,668
Fixed charges	131,690	87,185	81,964	111,498	181,439

Total earnings available for fixed charges	$267,519	$219,169	$205,631	$233,781	$290,245

Fixed charges (2)
Interest on deposits	$86,675	$57,432	$56,272	$81,616	$134,497
Interest on borrowed funds	35,834	20,980	23,962	29,294	46,341
Interest on subordinated debt - trust preferred securities	8,341	8,066	1,079	—	—
Portion of rental expense representative of interest factor	840	707	651	588	601

Total fixed charges	$131,690	$87,185	$81,964	$111,498	$181,439

Ratio of earnings to fixed charges	2.03 x	2.51 x	2.51 x	2.10 x	1.60 x

Ratio 2 - Excluding Interest on Deposits
Earnings available for fixed charges:
Income from continuing operations	$101,377	$99,136	$92,778	$90,150	$82,138
Add:
Income tax provision	34,452	32,848	30,889	32,133	26,668
Fixed charges	45,015	29,753	25,692	29,882	46,942

Total earnings available for fixed charges	$180,844	$161,737	$149,359	$152,165	$155,748

Fixed charges (2):
Interest on borrowed funds	$35,834	$20,980	$23,962	$29,294	$46,341
Interest on subordinated debt - trust preferred securities	8,341	8,066	1,079	—	—
Portion of rental expense representative of interest factor	840	707	651	588	601

Total fixed charges	$45,015	$29,753	$25,692	$29,882	$46,942

Ratio of earnings to fixed charges	4.02 x	5.44 x	5.81 x	5.09 x	3.32 x

(1)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.”
(2)	“Fixed charges” consist of interest on outstanding debt plus one-third (the proportion deemed representative of the interest factor) of operating lease expense.